Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated January 30, 2014
Relating to Preliminary Prospectus Supplement dated January 29, 2014
Registration Statement No. 333-182537

Common Stock

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the accompanying base prospectus dated October 11, 2012, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BofA Merrill Lynch will arrange to send you the Preliminary Prospectus if you request it by calling toll free (866) 500-5408.  References herein to “we,” “us,” “our” and “Geron” refer to Geron Corporation.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer:	Geron Corporation (NASDAQ Global Select Market: GERN)

Common stock offered by us:	22,500,000 shares (excluding the underwriters’ option to purchase up to an additional 3,375,000 shares)

Common stock to be outstanding after this offering:

151,449,459 shares (or 154,824,459 shares if the underwriters exercise their option to purchase additional shares in full)

The number of shares of our common stock to be outstanding immediately after this offering as shown above is based on 128,949,459 shares of common stock outstanding as of September 30, 2013 and excludes:

•                  18,984,837 shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2013, having a weighted average exercise price of $3.44 per share;

•                  1,619,275 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2013 at a weighted average price of $3.91 per share;

•                  an aggregate of 14,472,070 shares of our common stock reserved for future issuance under our 2011 Incentive Award Plan and our 2006 Directors’ Stock Option Plan as of September 30, 2013; and

•                  318,453 shares of our common stock reserved for future issuance under our 1996 Employee Stock Purchase Plan as of September 30, 2013.

In addition, the number of shares of our common stock to be outstanding immediately after this offering as shown above excludes up to $50.0 million of common stock that remained available for sale at September 30, 2013 pursuant to an At-the-Market Issuance Sales Agreement that we entered into with MLV & Co., LLC on October 8, 2012.  No sales of Common Stock will be made under the At-the-Market Issuance Sales Agreement during the 60-day lock-up period following the offering. The number of shares of our common stock to be outstanding immediately after this offering as shown above does include 411,341 unvested shares of our common stock issued as restricted stock awards and outstanding as of September 30, 2013.

Public offering price:	$4.00 per share

Estimated net proceeds to us:

$84.0 million (or approximately $96.7 million if the underwriters exercise their option to purchase additional shares in full) after deducting the underwriting discount and estimated offering expenses payable by us

Pricing date:	January 30, 2014

Closing date:	February 4, 2014

Sole book-running manager:	BofA Merrill Lynch

Lead manager:	Stifel

Co-Managers:	Lazard Capital Markets, Piper Jaffray and MLV & Co.